    As filed with the Securities and Exchange Commission on February 3, 2000

                                            Registration Statement No. 333-90443

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                               ----------------

                         LEGGETT & PLATT, INCORPORATED
             (Exact name of Registrant as specified in its charter)

                               ----------------

              Missouri                                 44-0324630
   (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                  Identification No.)

                               No. 1 Leggett Road
                            Carthage, Missouri 64836
                                 (417) 358-8131
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                                 Ernest C. Jett
                 Vice President, General Counsel and Secretary
                         Leggett & Platt, Incorporated
                               No. 1 Leggett Road
                            Carthage, Missouri 64836
                                 (417) 358-8131
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                   Copies to:

        R. Randall Wang, Esq.                   Jonathan Birenbaum, Esq.
           Bryan Cave LLP                      Paul, Hastings, Janofsky &
           211 N. Broadway                             Walker LLP
      St. Louis, MO 63102-2750                    1055 Washington Blvd.
           (314) 259-2000                        Stamford, CT 06901-2217
                                                     (203) 961-7400

                               ----------------

   Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, please check the following box.   [X]

                                                          Continued on next page

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

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the
earlier effective registration statement for the same offering.   [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration
statement for the same offering.   [X] No. 333-90443

   If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.   [X]

                               Explanatory Note

   This Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (No. 333-90443) is filed pursuant to Rule 462(d) solely to amend certain exhibits previously filed with the Registration Statement and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

Filing Fee for Registration Statement................................. $139,000
Legal Fees and Expenses............................................... $125,000
Accounting Fees and Expenses.......................................... $ 11,000
Trustee's Fees and Expenses........................................... $ 13,500
Printing and Engraving Fees........................................... $ 15,000
Rating Agency Fees.................................................... $200,000
                                                                       --------
  Total............................................................... $503,500
                                                                       ========

   All of the above amounts, other than the Commission filing fee, are estimates only.

Item 15. Indemnification of Directors and Officers.

   Under the Company's Restated Articles of Incorporation and Missouri corporation laws, each of the present and former directors and officers of the Company may be entitled to indemnification under certain circumstances from certain liabilities, claims and expenses arising from any threatened, pending or completed action, suit or proceeding (including any such action, suit or proceeding arising under the Securities Act of 1933 as amended), to which they are made a party by reason of the fact that he is or was a director or officer of the Company.

   The Company insures its directors and officers against certain liabilities and has insurance against certain payments which it may be obliged to make to such persons under the indemnification provisions of its Restated Articles of Incorporation.

   In the Distribution Agreement, a form which is filed as Exhibit 1.1 hereto, the Agents will agree to indemnify, under certain conditions, Leggett & Platt, its directors, certain of its officers and persons who control Leggett & Platt within the meaning of the Securities Act of 1933, against certain liabilities.

   In the Underwriting Agreement, a form which is filed as Exhibit 1.2 hereto, the Underwriters will agree to indemnify, under certain conditions, Leggett & Platt, its directors, certain of its officers and persons who control Leggett & Platt within the meaning of the Securities Act of 1933, against certain liabilities.

Item 16. Exhibits.

   The following Exhibits are filed as part of this Registration Statement:

   *1.1 Form of Distribution Agreement, dated as of November 24, 1999 between the Company and Bear, Stearns & Co. Inc., Chase Securities Inc., and
        Goldman, Sachs & Co.
 ***1.2 Form of Underwriting Agreement.
   *4.1 Form of Indenture, dated as of November 24, 1999 between the Company and The Chase Manhattan Bank, as Trustee.
    4.2 Form of Debt Security (included in exhibit 4.1).
   *4.3 Form of Fixed Rate Note.
   *4.4 Form of Floating Rate Note.
   *5.1 Opinion of Ernest C. Jett, Vice President, General Counsel and
        Secretary of the Company.
   *8.1 Opinion of Bryan Cave LLP as to certain tax matters.
   **12 Computation of Ratios of Earnings to Fixed Charges.
  *23.1 Consent of PriceWaterhouseCoopers LLP.
  *23.2 Consent of Ernest C. Jett, Vice President, General Counsel and
        Secretary of the Company (included as
        part of Exhibit 5).
    *24 Power of Attorney (included on signature page).
    *25 Form T-1 Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939.

--------
*  Previously filed
** Filed herewith
*** To be filed by amendment

Item 17. Undertakings.

   (A) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (B) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (D) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement (No. 333-90443) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carthage, State of Missouri, on the 3rd day of February, 2000.

                                          LEGGETT & PLATT, INCORPORATED

                                          By: /s/ Ernest C. Jett
                                             ----------------------------------
                                             Ernest C. Jett
                                             Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on the 3rd day of February, 2000.

               Signature                                   Title
               ---------                                   -----

      /s/ Felix E. Wright*              Vice Chairman of the Board, Chief Executive
 ______________________________________  Officer and President, Director (Principal
            Felix E. Wright              Executive Officer)

     /s/ Michael A. Glauber*            Senior Vice President, Finance &
 ______________________________________  Administration (Principal Financial
           Michael A. Glauber            Officer)

       /s/ Allan J. Ross*               Vice President--Accounting (Principal
 ______________________________________  Accounting Officer)
             Allan J. Ross

   /s/ Harry M. Cornell, Jr.*           Chairman of the Board
 ______________________________________
         Harry M. Cornell, Jr.

     /s/ Raymond F. Bentele*            Director
 ______________________________________
           Raymond F. Bentele

   /s/ Robert Ted Enloe, III*           Director
 ______________________________________
         Robert Ted Enloe, III


     /s/ Richard T. Fisher*             Director
 ______________________________________
           Richard T. Fisher

                                        Director
 ______________________________________
              Bob L. Gaddy

      /s/ David S. Haffner*             Director
 ______________________________________
            David S. Haffner


       /s/ Thomas A. Hays*              Director
 ______________________________________
             Thomas A. Hays


                Signature                            Title
                ---------                            -----

                                    Director
----------------------------------
     Robert A. Jefferies, Jr.

   /s/ Alexander M. Levine*         Director
----------------------------------
        Alexander M. Levine

   /s/ Richard L. Pearsall*         Director
----------------------------------
        Richard L. Pearsall

                                    Director
-----------------------------------
       Duane W. Potter

   /s/ Maurice E. Purnell, Jr.*     Director
----------------------------------
       Maurice E. Purnell, Jr.

   /s/ Alice L. Walton*             Director
----------------------------------
        Alice L. Walton

     /s/ Ernest C. Jett
*By: -----------------------
        Ernest C. Jett
       Attorney-in-fact
     (Pursuant to Power of
          Attorney
     Dated November 5, 1999)